UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    Form 15

         Certification and Notice of Termination of Registration under
            Section 12(g) of the Securities Exchange Act of 1934 or
             Suspension of Duty to File Reports Under Sections 13
              and 15(d) of the Securities Exchange Act of 1934.


                                            Commission File Number 333-100339
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                            Regions Acceptance LLC
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            (Exact name of Registrant as specified in its charter)


                             417 20th Street North
                   Birmingham, Alabama 35203 (205) 944-1300
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         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

           Regions Auto Receivables Trust 2003-2, Asset Backed Notes
            Class A-1, Class A-2, Class A-3, Class A-4 and Class B
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           (Title of each class of securities covered by this Form)


                                     None
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        (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                  Rule 12g-4(a)(1)(i)  [ ]    Rule 12h-3(b)(1)(ii) [ ]

                  Rule 12g-4(a)(1)(ii) [ ]    Rule 12h-3(b)(2)(i)  [ ]

                  Rule 12g-4(a)(2)(i)  [ ]    Rule 12h-3(b)(2)(ii) [ ]

                  Rule 12g-4(a)(2)(ii) [ ]    Rule 15d-6           [X]

                  Rule 12h-3(b)(1)(i)  [ ]


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         Approximate number of holders of record as of the certification or notice date(1):

              NAME OF SECURITY                   APPROXIMATE NUMBER OF HOLDERS

                  Class A-1                                  7

                  Class A-2                                  6

                  Class A-3                                  13

                  Class A-4                                  20

                  Class B                                    2

                                                   TOTAL:    48







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1 Refers to direct participants in The Depository Trust Company ("DTC")
holding interests in book-entry form in the Notes registered in the name of Cede & Co., as nominee for DTC as of December 31, 2003.


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


         Pursuant to the requirements of the Securities Exchange Act of 1934, Regions Acceptance LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.




Date:  January 22, 2004               By:    /s/ L. Scott Barringer
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                                          Name: L. Scott Barringer
                                          Title:  Vice President and Treasurer



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